EXHIBIT 99.2 Media Release Rio Tinto increases Australian supplier spend to A$17.7 billion 04 April 2025 Rio Tinto strengthened its spend with Australian businesses to over A$17.7 billion in 2024, supporting both national and local suppliers. This is an increase of 9.9% from the previous year and was spent with more than 6,000 suppliers across the country. This spend has helped boost local, regional, and national economies, contributing to employment and strengthening Australian owned and managed businesses. As part of this spend, more than A$926 million was spent with 182 Indigenous businesses across Australia – an increase of about 27% since 2023. Of this, A$671 million was spent with Traditional Owner businesses that we have land use agreements with, contributing directly to the economic strength of the communities where we operate. Spending with local suppliers across Australia also increased by 14.8%, reaching A$1.3 billion. Rio Tinto Chief Executive, Australia, Kellie Parker said: “From one side of the country to the other, our suppliers - including Indigenous, small, and regional businesses - are at the heart of our success and ability to operate in Australia. Their contributions help keep local communities strong. “We recognise the important role these Australian businesses play in creating jobs, strengthening local economies and supporting our operations. That’s why we continue to increase our investment with them. “In 2024, we expanded our spend with Australian Indigenous businesses by 27.5% to A$926 million and with local businesses across Australia by 14.8% to A$1.38 billion. These partnerships drive economic growth and strengthen the communities they serve.” View source version on businesswire.com: https://www.businesswire.com/news/home/20250403505411/en/

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